

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Roei Golan
Chief Financial Officer
Check Point Software Technologies Ltd.
5 Shlomo Kaplan Street
Tel Aviv 6789159 , Israel

      Re: Check Point Software Technologies Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2022
           Filed April 27, 2023
           File No. 000-28584

Dear Roei Golan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology